26522 La Alameda, Suite 290 Mission Viejo, CA 92691

February 10, 2017 Via EDGAR
Mr. John Reynolds Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: MYnd Analytics, Inc. Registration Statement on Form S-1 File No. 333-215397	Acceleration Request Requested Date: February 13, 2017 Requested Time: 5:00 PM Eastern Time

Dear Mr. Reynolds:

MYnd Analytics, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey A. Baumel of Dentons US LLP, counsel to the Company, at (973) 912-7189.

Sincerely,

MYND ANALYTICS, INC.

By:_/s/ Paul Buck____________

Name: Paul Buck

Title: Chief Financial Officer

cc:	Jeffrey A. Baumel, Esq. Dentons US LLP